December 29, 2011

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ImmunoCellular Therapeutics, Ltd. Registration Statement on Form S-1/A Filed December 22, 2011 File No. 333-178211

Dear Mr. Riedler:

In my telephone call yesterday with Mr. Gahrib of the staff (the “Staff”) of the Securities and Exchange Commission, the Staff expressed orally one comment on the Registration Statement on Form S-1/A filed on December 22, 2011 by ImmunoCellular Therapeutics, Ltd. (the “Company”). In its comment, the Staff requested that the Company revise the risk factor on page 15 and the lead-in language at the top of page A-1 of the preliminary prospectus contained in the S-1/A. This letter contains the Company’s response to the Staff’s comment.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 3 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comment. A copy of Amendment No. 3 (without exhibits), marked to show changes from Amendment No. 2, is enclosed for your convenience.

COMPANY RESPONSE

The Company has revised the risk factor on page 15 of the amended preliminary prospectus as requested by the Staff. The lead-in language at the top of page A-1 of the amended preliminary prospectus has been similarly revised.

*            *             *

Jeffrey P. Riedler

December 29, 2011

Apart from the foregoing response to the Staff’s comment, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Registration Statement.

Concurrently with the filing of Amendment No. 3, the Company is filing via EDGAR its request for acceleration of the effectiveness of the Registration Statement, a copy of which is enclosed. The request contains the acknowledgements requested by the Staff in its previous comment letters.

Please direct any questions regarding this response letter to the undersigned at 310-789-1259.

Very truly yours,

/s/ Dale E. Short

DES/tms

Enclosure

Cc: Johnny Gahrib (SEC)

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